Mail Stop 6010

August 25, 2006

Mr. Zhaokai Tang
Interim Chief Financial Officer
Lasersight Incorporated
6848 Stapoint Court
Winter Park, FL 32792

RE: **Lasersight Incorporated**
        Form 10-KSB for the fiscal year ended December 31, 2005
        Filed March 31, 2006
        File No. 0-19671

Dear Mr. Tang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ending December 31, 2005

Management's Discussion and Analysis, page 33

1.   We note that in June and July of 2004 $7.0 million of inventory was written off against an inventory obsolescence reserve and you received $12,000 for payments on the sale of obsolete inventory. In future annual and interim filings please quantify any remaining balances of obsolete inventory on hand and indicate how

and when you expect to dispose of it. Also, discuss the impact of such sales on operations (including gross margins) and liquidity. When material inventory write-downs occur, please provide similar disclosures in your filing until all of the impaired items have been disposed of.

2.   To this regard, in future filings please classify sales of obsolete inventories in operations or otherwise tell us the accounting authority you relied on to present it as non-operating income.

Consolidated Statement of Cash Flows, page F-5

3.   We note in your Statement of Cash Flows, the changes in property and equipment are recorded at net. Property and equipment does not meet the criteria for reporting net changes in the cash flow statement. Refer to SFAS 95, paragraphs 11-13. In future filings, disclose the gross amount of cash receipts/disbursements, unless they meet the criteria for net reporting.

Notes to Financial Statements, page F-6

Note 13 Segment Information

4.   Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or current assets. See question 22 to the FASB publication "Segment Information: Guidance on Applying Statement 131." Apply in future filings.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Note 2. Critical Accounting Policies, page 6

5.   We see you indicate when you sell refurbished laser heads you offer a discount on the sales price if the used laser head is returned to you and record the estimated fair value of the used laser head as inventory and as an offset to cost of revenues upon receipt thereof. Please explain how your accounting for refurbished laser heads complies with GAAP. Provide references to the authoritative literature that supports your conclusions. Explain why the purchase of inventory (used or otherwise) should be reflected as an outright offset to cost of sales. We may have further questions based on your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant